UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Masonglory,” “we,” “us” and “our” refer to Masonglory Limited and its subsidiaries.

Nasdaq Notification Regarding Regained Compliance with Minimum Bid Price Requirement

As previously reported in the Company’s report on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on March 17, 2026, on March 13, 2026, the Company received a letter from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the closing bid price of the Company’s ordinary shares had been below US$1.00 per share for the previous 30 consecutive business days, and that the Company therefore was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market set forth in Nasdaq Listing Rule 5550(a)(2).

As previously reported in the Company’s report on Form 6-K furnished to the SEC on August 6, 2026, effective at the open of business on August 11, 2026, the Company effected a consolidation of its ordinary shares and a reclassification and re-designation of its share capital into Class A ordinary shares and Class B ordinary shares, following which the Class A ordinary shares have continued to trade on the Nasdaq Capital Market under the symbol “MSGY.”

On August 25, 2026, the Company received a letter from Nasdaq notifying the Company that, for the last 10 consecutive business days, from August 11, 2026 to August 24, 2026, the closing bid price of the Company’s Class A ordinary shares had been US$1.00 per share or greater. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and this matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

Date:	August 25, 2026

By:	/s/ Tse Shing Fung
Name:	Tse Shing Fung
Title:	Chairman of the Board and Director

2